EXHIBIT 3 (ii)

TEXT OF AMENDMENT TO
SIMMONS FIRST NATIONAL CORPORATION
BYLAWS

AMENDMENT TO
SIMMONS FIRSTNATIONAL CORPORATION
BYLAWS

Article III. Board of Directors is hereby amended by adding the following section as Section 14 at the end of such Article:

Section 14.  Lead Director.

There may be one independent director selected by the Board of Directors to be named Lead Director.  Any director so elected shall preside at executive sessions of the directors, communicate with the Chief Executive Officer on any matters discussed by the directors in executive session, maintain the minutes of any executive session, and such other matters as directed by the directors.  The Lead Director shall be elected annually at the first meeting of the directors after the annual meeting.